(3)

INTERIM REPORT

For the nine months ended
September 30, 2005

CONSOLIDATED BALANCE SHEETS
as at September 30, 2005 and December 31, 2004
(unaudited – US$ millions)

	2005	2004(1)

Assets
Cash, short term investments and marketable securities	449.8	566.8
Accounts receivable and other	2,166.6	2,346.0
Recoverable from reinsurers (including recoverables on paid losses – $551.2; 2004 – $630.2)	7,627.0	8,135.5

	10,243.4	11,048.3

Portfolio investments
Subsidiary cash and short term investments (market value – $4,441.5; 2004 – $4,047.7)	4,441.5	4,047.7
Bonds (market value – $8,133.8; 2004 – $7,292.7)	8,275.6	7,288.8
Preferred stocks (market value – $144.3; 2004 – $136.4)	143.4	135.8
Common stocks (market value – $2,199.6; 2004 – $1,957.9)	1,811.4	1,678.6
Investments in Hub, Zenith National and Advent (market value – $395.6; 2004 – $450.5)	267.2	311.5
Real estate (market value – $31.5; 2004 – $33.5)	26.8	28.0

Total (market value – $15,346.3; 2004 – $13,918.7)	14,965.9	13,490.4

Deferred premium acquisition costs	387.4	378.8
Future income taxes	1,044.8	973.6
Premises and equipment	97.4	99.8
Goodwill	215.3	228.1
Other assets	116.7	112.3

	27,070.9	26,331.3

Liabilities
Lindsey Morden indebtedness	66.2	89.2
Accounts payable and accrued liabilities	1,197.5	1,122.4
Securities sold but not yet purchased	686.9	539.5
Funds withheld payable to reinsurers	1,042.6	1,033.2

	2,993.2	2,784.3

Provision for claims	15,558.4	14,983.5
Unearned premiums	2,415.3	2,368.3
Long term debt – holding company borrowings	1,371.4	1,420.9
Long term debt – subsidiary company borrowings	870.1	773.0
Purchase consideration payable	192.9	195.2
Trust preferred securities of subsidiaries	52.4	52.4

	20,460.5	19,793.3

Non-controlling interests	648.8	583.0

Shareholders’ Equity
Common stock	1,781.8	1,781.8
Other paid in capital	59.4	59.4
Preferred stock	136.6	136.6
Retained earnings	852.3	1,061.9
Currency translation account	138.3	131.0

	2,968.4	3,170.7

	27,070.9	26,331.3

(1)	Retroactively restated pursuant to the change in accounting policy described in note 1.
See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
for the nine months ended September 30, 2005 and 2004
(unaudited – US$ millions except per share amounts)

	Third quarter		First nine months

	2005	2004(1)	2005	2004(1)

Revenue
Gross premiums written	1,444.0	1,443.2	4,152.7	4,183.2

Net premiums written	1,208.2	1,208.0	3,533.4	3,577.2

Net premiums earned	1,200.1	1,145.2	3,532.4	3,552.8
Interest and dividends	103.5	98.7	339.4	268.6
Realized gains on investments	154.7	94.4	386.0	231.5
Realized gain on Northbridge secondary offering	–	–	–	40.1
Claims fees	83.8	80.1	259.4	245.3

	1,542.1	1,418.4	4,517.2	4,338.3

Expenses
Losses on claims	1,336.4	1,032.9	3,154.5	2,730.3
Operating expenses	247.5	258.2	763.6	757.5
Commissions, net	181.9	203.2	552.3	612.5
Interest expense	51.9	38.4	149.8	125.5
Other Lindsey Morden TPA disposition costs	–	1.5	–	13.4

	1,817.7	1,534.2	4,620.2	4,239.2

Earnings (loss) from operations before income taxes	(275.6)	(115.8)	(103.0)	99.1
Provision for (recovery of) income taxes	(50.9)	(17.9)	22.8	76.8

Net earnings (loss) before non-controlling interests	(224.7)	(97.9)	(125.8)	22.3
Non-controlling interest	4.7	(11.5)	(54.0)	(47.2)

Net earnings (loss)	(220.0)	(109.4)	(179.8)	(24.9)

Net earnings (loss) per share	$(13.83)	$(8.08)	$(11.63)	$(2.32)
Net earnings (loss) per diluted share	$(13.83)	$(8.08)	$(11.63)	$(2.32)
Cash dividends paid per share	$–	$–	$1.40	$1.40
Shares outstanding (000) (weighted average)	16,092	13,798	16,092	13,831
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
for the nine months ended September 30, 2005 and 2004
(unaudited – US$ millions)

	2005	2004(1)

Retained earnings – beginning of period	1,061.9	1,114.9
Net earnings (loss) for the period	(179.8)	(24.9)
Excess over stated value of shares purchased for cancellation	–	(3.2)
Common share dividends	(22.5)	(19.5)
Preferred share dividends	(7.3)	(7.4)
Dividend tax	–	0.2

Retained earnings – end of period	852.3	1,060.1

(1)	Retroactively restated pursuant to the change in accounting policy described in note 1.
See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2005 and 2004
(unaudited – US$ millions)

	Third quarter		First nine months

	2005	2004(1)	2005	2004(1)

Operating activities
Earnings (loss) before non-controlling interests	(224.7)	(97.9)	(125.8)	22.3
Amortization	5.3	9.5	19.9	29.8
Future income taxes	(68.8)	(8.7)	(60.6)	54.4
Gains on investments	(154.7)	(94.4)	(386.0)	(271.6)

	(442.9)	(191.5)	(552.5)	(165.1)
Increase (decrease) in cash from:
Provision for claims	845.8	145.9	469.1	(3.0)
Unearned premiums	27.9	40.1	(1.1)	(110.4)
Accounts receivable and other	(66.5)	69.3	222.7	19.5
Recoverable from reinsurers	(259.5)	370.2	568.8	626.6
Funds withheld payable to reinsurers	(16.1)	(100.6)	6.1	(109.6)
Accounts payable and accrued liabilities	186.7	31.8	48.1	(212.2)
Other	90.8	10.1	86.5	63.9

Cash provided by operating activities	366.2	375.3	847.7	109.7

Investing activities
Investments – purchases	(940.5)	(813.1)	(5,538.5)	(6,217.7)
– sales	975.6	1,576.7	4,995.0	4,446.4
Sale (purchase) of marketable securities	(16.1)	5.6	(146.3)	11.4
Purchase of capital assets	(6.0)	(5.2)	(16.7)	(27.6)
Purchase of CoriFrance, net of cash acquired	–	–	(52.0)	–
Net proceeds on Northbridge secondary offering	–	–	–	104.8
Disposition of Lindsey Morden TPA business	–	–	–	(22.0)

Cash provided by (used in) investing activities	13.0	764.0	(758.5)	(1,704.7)

Financing activities
Subordinate voting shares repurchased	–	(10.9)	–	(22.5)
Long term debt – repayment	(11.6)	(60.3)	(79.0)	(118.5)
Long term debt – issuances	–	95.0	125.0	108.6
Purchase consideration payable	(5.0)	(5.4)	(15.1)	(16.5)
Lindsey Morden indebtedness	(22.5)	16.7	(23.0)	65.9
Common share dividends	–	–	(22.5)	(19.5)
Preferred share dividends	(2.6)	(2.6)	(7.3)	(7.4)

Cash provided by (used in) financing activities	(41.7)	32.5	(21.9)	(9.9)

Foreign currency translation	25.1	12.1	15.0	4.4

Increase (decrease) in cash resources	362.6	1,183.9	82.3	(1,600.5)
Cash resources – beginning of period	4,149.4	3,319.9	4,429.7	6,104.3

Cash resources – end of period	4,512.0	4,503.8	4,512.0	4,503.8

(1)	Retroactively restated pursuant to the change in accounting policy described in note 1.
Cash resources consist of cash and short term investments, including subsidiary cash and short term investments, and exclude $217.9 at September 30, 2005 ($169.7 at December 31, 2004; nil at September 30, 2004 and December 31, 2003) of subsidiary cash and short term investments pledged for securities sold but not yet purchased which is restricted. Short term investments are readily convertible into cash and have maturities of three months or less.
See accompanying notes to the financial statements.

Notes to Consolidated Financial Statements
for the nine months ended September 30, 2005 and 2004
(unaudited – in US$ millions except per share amounts and as otherwise indicated)
1. Basis of Presentation
    These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2004 as set out on pages 20 to 44 of the company’s 2004 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2004, except as noted below, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s interim results.
Change in accounting policy
    Effective January 1, 2005, the company retroactively adopted a new pronouncement issued by the Canadian Institute of Chartered Accountants (CICA) amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. This pronouncement requires that those instruments which can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments be presented partially as liabilities rather than as equity.
    This affected the company’s 5% convertible senior debentures due July 15, 2023. The portion of these debentures which were formerly classified as other paid in capital in shareholders’ equity (other than the $59.4 which represents the value of the holders’ option to convert the debentures into subordinate voting shares) was reclassified to long term debt. Consequently, for this quarter, a disbursement of $0.5 ($1.5 for the first nine months) associated with this instrument was recorded as interest expense, whereas prior to the accounting policy change, that disbursement would have directly reduced retained earnings as a cost of the convertible debentures. The amount recorded as long term debt will accrete to the $193.5 face value of the debt over the remaining term to maturity ending in 2023.
    The impact of restating the consolidated balance sheets previously reported is to both increase long term debt and decrease other paid in capital by $38.4 and $40.4 at December 31, 2004 and September 30, 2004, respectively. The impact of restating the consolidated statements of earnings previously reported is to both increase interest expense and decrease net earnings by $2.0, $0.5 and $1.5 for the year ended December 31, 2004 and the three month and nine month periods ended September 30, 2004, respectively. There was no change to earnings per share or earnings per diluted share.
2. Cash, Short Term Investments and Marketable Securities
    Cash, short term investments and marketable securities are as follows:

	September 30,	December 31,
	2005	2004

Cash and short term investments	264.5	534.6
Cash held in Crum & Forster (including $nil (2004 – $16.3) in interest escrow account)	23.9	17.1
Marketable securities	161.4	15.1

	449.8	566.8

    Marketable securities include corporate bonds and equities, with a fair value at September 30, 2005 of $159.7 (December 31, 2004 – $15.1).
3. Portfolio Investments
    At September 30, 2005, as an economic hedge against a decline in the equity markets, the company had short sales of approximately $500 notional amount of Standard & Poor’s Depository Receipts (“SPDRs”) and $63 of common stocks, as well as a swap with a notional value of approximately $550, (constituting together hedges with an aggregate notional value of approximately $1,113) as described in the two following paragraphs. At September 30, 2005, common stocks in the company’s portfolio aggregated $1,811.4, with a market value of $2,199.6.

    Simultaneously with short sales of approximately $500 ($400 at December 31, 2004) notional amount of SPDRs and $63 ($50 at December 31, 2004) of common stocks, the company entered into two-year call options (“options”) to limit the potential loss on the future purchase of the SPDRs and the common stocks to $112.6 ($90.0 at December 31, 2004). The company is required to provide collateral for the obligation to purchase the SPDRs, which amounted to $535.2 ($401.7 at December 31, 2004) of cash and short term securities and $273.6 ($162.5 at December 31, 2004) of bonds at market value. The collateral provided for the purchase of common stocks sold short is $115.8 ($70.5 at December 31, 2004) of cash. Both the obligation to purchase the securities sold short and the options are carried at fair value in the consolidated financial statements. The fair value of the obligation to purchase the SPDRs and common stocks is included in securities sold but not yet purchased and the fair value of the options is included in common stocks on the consolidated balance sheet.
    The company also has a Total Return Swap (the “swap”) with a notional value of approximately $550 ($450 at December 31, 2004). The company receives floating payments based on the notional value multiplied by LIBOR. The company pays or receives a fixed rate based on the change of the SPDRs which are the underlying security multiplied by the notional value of the swap. Simultaneously, the company entered into an option to limit the potential loss on the swap to $110.0 ($90.0 at December 31, 2004). Short term securities have been pledged as collateral for the swap in the amount of $102.1 ($99.2 at December 31, 2004). The fair value of the swap is a liability of $46.8 ($44.9 at December 31, 2004) and is included in securities sold but not yet purchased on the consolidated balance sheet.
    The company also has purchased additional credit default swaps and bond put warrants which are carried at fair value of $186.9 ($52.5 at December 31, 2004) and are classified as bonds on the consolidated balance sheet.
    Changes in the fair value for the transactions described above and other derivatives have been included in realized gains on investments in the consolidated statements of earnings for the quarter and nine months as follows:

	Third quarter		First nine months

	2005	2004	2005	2004

SPDRs, common stocks and related options	(11.4)	(18.5)	(19.4)	(18.5)
Swap and related option	(15.0)	–	(18.0)	–
Credit default swaps and put bond warrants	(69.4)	10.9	(44.4)	7.1
Other	3.3	–	10.5	–

Gains (losses)	(92.5)	(7.6)	(71.3)	(11.4)

4. Investments
    On August 2, 2005, subsidiaries of the company sold 2.0 million shares of Zenith National Insurance Corp. (Zenith) common stock at $66.00 per share. Net proceeds from the transaction were $132.0, resulting in a pre-tax realized gain of $79.1. On September 23, 2005, subsidiaries of the company sold an additional 157,524 shares of Zenith common stock at $63.70 per share and $30.0 par value of debentures convertible into the common stock of Zenith for net proceeds of $86.5, resulting in a pre-tax realized gain of $52.3. These two transactions reduced Fairfax’s ownership of Zenith from 24.4% to 11.2%.
    On June 3, 2005, Advent Capital (Holdings) PLC (“Advent”), through an underwritten public offering, raised gross proceeds of $118.4 (£65.0): $72.9 (£40.0) of equity at $0.64 (35 pence) per share, giving Advent a market capitalization of $139.5 (£77.0), and $45.5 (£25.0) of debt. Concurrent with the equity issue, the shares were listed on the Alternative Investments Market of the London Stock Exchange. Fairfax maintained its 46.8% interest in Advent by purchasing its pro rata share of the new equity at a total cost of $34.1 (£18.7).
    On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d’Ile de France (“Corifrance”), a French reinsurance company, for $59.8 (€44.0) which was paid on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (€89.9) and $62.4 (€45.9) respectively, resulting in no goodwill. In addition, the seller has agreed to indemnify the company for any adverse development on acquired net reserves. The Corifrance operations are accounted for in European runoff.
    On July 30, 2004, subsidiaries of the company sold 3.1 million shares of Zenith common stock in an underwritten public offering at $43.00 per share, resulting in a pre-tax realized gain after expenses of $40.9.
    On May 18, 2004, the company recorded a pre-tax gain of $40.1 (Cdn$53.5) on the sale of 6,000,000 common shares of its Northbridge subsidiary in an underwritten secondary offering at a price of Cdn$25.60 per share, generating net proceeds of $104.8 (Cdn$146.0) and reducing the company’s ownership of Northbridge from approximately 71% to approximately 59%.
5. Capital and Long Term Debt
    On October 21, 2005, OdysseyRe issued 2.0 million 8.125% Series A preferred shares and 2.0 million floating rate Series B preferred shares for net proceeds of $97.5. The Series A and Series B preferred shares each have a liquidation preference of $25.00 per share. A subsidiary of the company subscribed for 530,000 Series A preferred shares and 70,000 Series B preferred shares.
    On October 6, 2005, OdysseyRe, through an underwritten public offering, raised net proceeds of $102.1 through the issuance of 4.1 million shares of common stock at an offering price of $24.96 per share. Fairfax purchased 3.1 million of the shares issued, which decreased its percentage ownership of OdysseyRe from 80.4% to 80.1%. This share offering closed on October 12, 2005.
    On September 27, 2005, the company agreed to issue 1,843,318 subordinate voting shares at $162.75 per share for net proceeds, after issue costs, of $299.8. This share offering closed on October 5, 2005.
    During the third quarter of 2005, OdysseyRe entered into a three-year $150.0 credit facility with a syndicate of lenders, replacing its existing $90.0 credit facility. On various dates during that quarter, OdysseyRe repurchased $11.6 (during the first nine months of 2005 – $29.9) principal amount of its 4.375% convertible senior debentures due 2022.
    On May 13, 2005, OdysseyRe issued $125.0 principal amount of 6.875% senior notes due in 2015.
    During the first nine months of 2005, the company repurchased $14.2 of its 7.75% notes due in 2037, $7.0 of its 7.375% notes due in 2006 and $0.6 of its 6.875% notes due in 2008 and repaid the $27.3 of TIG senior notes which matured.
    During the third quarter of 2004, the company issued an additional $95.0 (before issue expenses of approximately $3.5) of its 7.75% notes due in 2012. During that quarter, $65.1 of the proceeds were used to repurchase (including the payment of accrued interest of $2.1) $40.3 of outstanding notes due in 2006 and $20.0 of outstanding notes due in 2005.
    During the third quarter of 2004, the company repurchased for cancellation 80,400 subordinate voting shares for a net cost of $10.9 (for the first nine months of 2004, 151,000 subordinate voting shares for a net cost of $22.5).
    During the second quarter of 2004, the company closed its note exchange offers (which were accounted for as a modification of debt), under which $204.6 of outstanding notes due in 2005 through 2008 were exchanged for a cash payment of $59.4 (including accrued interest) and the issue of $160.4 of new 7.75% notes due in 2012. On June 29, 2004, the company exchanged an additional $10.0 of outstanding notes due in 2006 for $11.0 of new 7.75% notes due in 2012.
6. Other
    On August 31, 2005, Lindsey Morden completed its rights offering, issuing a total of 7,791,712 subordinate voting shares at Cdn$4.25 per share for net proceeds, after offering expenses, of $27.1 (Cdn$32.2). The net proceeds of the offering have been used to partially repay the Cdn$105.0 million of borrowings by a subsidiary of Lindsey Morden under an unsecured non-revolving term credit facility due March 31, 2006. Fairfax exercised all rights issued to it, purchasing 7,154,628 subordinate voting shares at a cost of $25.6 (Cdn$30.4), which increased its percentage ownership of Lindsey Morden from 75.0% to 81.0%.
    Included in Lindsey Morden indebtedness is $62.7 (Cdn$72.8) (December 31, 2004 – $86.8 (Cdn$105.0)) raised by a subsidiary of Lindsey Morden under the above-mentioned unsecured non-revolving term credit facility. Fairfax has extended its letter of support of Lindsey Morden to March 2006.
    On March 14, 2004, Lindsey Morden completed the sale of its U.S. third party claims administration business for a cash payment by Lindsey Morden of $22.0. The disposition of this business resulted in a charge to earnings of $13.4, consisting of a $3.6 loss on the sale of the business and other related accruals, including lease termination costs, of $9.8.
7. Segmented Information
    The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.

    In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, and as applicable, for its runoff and other operations as well as the earnings contributions from its claims management services. In the table on page 10 showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at September 30, 2005 compared to December 31, 2004.
8. U.S. GAAP Reconciliation
    The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States, as described in note 19 on pages 41 to 44 of the company’s 2004 Annual Report.
    The following shows the net earnings in accordance with US GAAP:

	Third quarter		First nine months

	2005	2004	2005	2004

Net earnings (loss), Canadian GAAP	(220.0)	(109.4)	(179.8)	(24.9)
Recoveries on retroactive reinsurance	12.5	41.5	122.4	75.7
Other than temporary declines	–	–	(12.7)	28.1
Other differences	(0.5)	(17.0)	(0.5)	(14.4)
Tax effect	(4.3)	(6.3)	(35.5)	(29.4)

Net earnings (loss), US GAAP	(212.3)	(91.2)	(106.1)	35.1
Other comprehensive income (loss) (1)	(144.1)	33.1	(14.5)	(169.2)

Comprehensive income (loss), US GAAP	(356.4)	(58.1)	(120.6)	(134.1)

Net earnings (loss) per share, US GAAP	$(13.36)	$(6.76)	$(7.05)	$2.02

Net earnings (loss) per diluted share, US GAAP	$(13.36)	$(6.76)	$(7.05)	$2.02

(1)	Consists of the change in the after-tax mark-to-market valuation of investments ($(170.9) and $(21.8) for the three months and nine months ended September 30, 2005, respectively) and the change in the currency translation adjustment amount ($26.8 and $7.3 for the three months and nine months ended September 30, 2005, respectively).

    The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	September 30,	December 31,
	2005	2004

Assets
Portfolio investments
Subsidiary cash and short term investments	3,688.4	3,476.3
Bonds	7,860.2	7,130.2
Preferred stocks	144.3	136.4
Common stocks	2,199.6	1,957.9
Strategic investments	353.7	412.2
Investments pledged for securities sold but not yet purchased	1,026.7	733.9

Total portfolio investments	15,272.9	13,846.9
Future income taxes	1,115.5	1,066.3
Goodwill	267.5	280.2
All other assets	10,871.6	11,667.2

Total assets	27,527.5	26,860.6

Liabilities
Accounts payable and accrued liabilities	1,837.0	1,884.3
Securities sold but not yet purchased	686.9	539.5
Long term debt – holding company borrowings	1,430.8	1,480.3
Long term debt – subsidiary company borrowings	870.1	773.0
All other liabilities	19,135.0	18,526.8

Total liabilities	23,959.8	23,203.9

Mandatorily redeemable shares of TRG	192.9	195.2
Non-controlling interests	646.7	583.0

	839.6	778.2

Shareholders’ Equity	2,728.1	2,878.5

	27,527.5	26,860.6

    The difference in consolidated shareholders’ equity is as follows:

	September 30,	December 31,
	2005	2004

Shareholders’ equity based on Canadian GAAP	2,968.4	3,170.7
Other comprehensive income	260.7	282.5
Reduction of other paid in capital	(59.4)	(59.4)
Cumulative reduction in net earnings under US GAAP	(441.6)	(515.3)

Shareholders’ equity based on US GAAP	2,728.1	2,878.5

    At September 30, 2005, the cumulative reduction in net earnings under US GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (as of October 27, 2005)
(in US$ millions except per share amounts and as otherwise indicated)
    This management’s discussion and analysis should be read in conjunction with note 1 to the consolidated financial statements and with the notes to the management’s discussion and analysis for the year ended December 31, 2004 as set out on page 45 of the company’s 2004 Annual Report.
    The company’s ongoing insurance and reinsurance operations incurred net underwriting losses of $291.9 and $192.7 in the third quarter and first nine months of 2005, respectively, reflecting the impact of $383.0 of net losses from Hurricanes Katrina and Rita (“the 2005 third quarter hurricanes”). Prior to giving effect to these losses, those operations would have generated underwriting profits of $91.1 and $190.3 for those periods respectively. The consolidated combined ratios of the company’s ongoing insurance and reinsurance operations were 126.9% and 105.9% for the third quarter and first nine months of 2005, respectively. Prior to giving effect to the third quarter hurricane losses, those operations would have had consolidated combined ratios of 91.7% and 94.2% for those periods respectively, reflecting continued strong underwriting performance prior to the impact of the hurricane losses. By comparison, the company’s ongoing insurance and reinsurance operations had a net underwriting loss of $99.0 and an underwriting profit of $0.3 in the third quarter and first nine months of 2004 respectively (an underwriting profit of $106.6 and $205.9 for those periods respectively, prior to giving effect to the losses during the third quarter of 2004 from Hurricanes Charley, Frances, Ivan and Jeanne (“the 2004 third quarter hurricanes”)). The company’s consolidated combined ratio was 109.3% and 100.0% for the third quarter and first nine months of 2004, respectively (90.0% and 93.5% for those periods respectively prior to giving effect to the 2004 third quarter hurricane losses).
    The net loss increased to $220.0 ($13.83 per share and per diluted share) in the third quarter of 2005 from a net loss of $109.4 ($8.08 per share and per diluted share) in 2004, primarily due to the 2005 third quarter hurricanes, partially offset by increased investment income and realized gains and a lower provision for income taxes. Net realized gains in the 2005 third quarter, although increased, were reduced by $92.5 of non-trading losses resulting from mark-to-market valuation adjustments, as referred to in note 3 to the consolidated financial statements. Prior to the impact of $466.0 of consolidated losses resulting from the 2005 third quarter hurricanes, earnings from operations before income taxes in the third quarter of 2005 would have been $190.4, compared to $102.3 in 2004 prior to giving effect to the 2004 third quarter hurricane losses.
    Revenue in the third quarter of 2005 increased to $1,542.1 from $1,418.4 last year, principally as a result of increased net realized gains and net premiums earned. Net premiums written at the company’s ongoing insurance and reinsurance operations in the third quarter of 2005 declined slightly to $1,105.8 from $1,147.5 in 2004.
    Of the $247.5 of consolidated operating expenses in the 2005 third quarter ($258.2 in 2004), $166.9 ($184.8 in 2004) related to insurance, reinsurance and runoff and other operations and corporate overhead (the remainder related to Lindsey Morden).
    Cash flow from operations for the third quarter of 2005 amounted to $204.9 for Northbridge ($166.9 in 2004), $189.8 for OdysseyRe ($226.5 in 2004) and $22.7 for Crum & Forster ($66.9 in 2004). Increased cash flows at Northbridge were due to the timing of payments on securities purchased. Decreased cash flows at Crum & Forster were primarily a result of increased income tax payments and lower premium collections; decreased cash flows at OdysseyRe reflect an increase in paid losses related to 2004 and 2005 catastrophes, partially offset by an increase in premiums received.
    The portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group decreased by $37.1 to $214.7 in the first nine months of 2005 as a result of profitable operations of that group (and would have decreased significantly further were it not for the 2005 third quarter hurricanes and the loss created by the second quarter reinsurance commutation referred to below in Runoff and Other).
    Reinsurance recoverables increased to $7,627.0 at September 30, 2005 from $7,311.5 at June 30, 2005 ($8,135.5 at December 31, 2004), to a large extent as a result of the 2005 third quarter hurricane losses ceded to reinsurers. The decrease from December 31, 2004 to June 30, 2005 was due primarily to the reinsurance commutation referred to below in Runoff and Other.
    On September 7, 2005, Fairfax announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any non-traditional insurance or reinsurance product transaction entered into by the entities in the Fairfax group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, Fairfax announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in Fairfax securities, the compensation for such transactions and the trading volume or share price of such securities. On October 11, 2005, Fairfax announced that it understood that the U.S. Attorney’s office for the Southern District of New York would review information that Fairfax provides to the SEC in response to SEC subpoenas, but that Fairfax had not been advised that it was the target of an investigation by that office. The company had previously announced on June 24, 2005, that its subsidiary, Fairmont Specialty Group (“Fairmont”), had received a subpoena from the SEC requesting documents regarding any non-traditional insurance product transactions entered into by Fairmont and General Re Corporation or affiliates thereof. The company is cooperating fully with these requests.

    Key changes in the ratings of Fairfax and its subsidiaries since the beginning of the 2005 third quarter were as follows:

•	A.M. Best revised its “A” (Excellent) financial strength rating outlook of OdysseyRe’s principal reinsurance and insurance subsidiaries from negative to stable.

•	Standard & Poor’s Ratings Services affirmed its “BB” counterparty credit rating on the company and its “BBB” counterparty credit and financial strength ratings on the company’s ongoing operating insurance companies and revised the outlook on all of those ratings from stable to positive.
Net Earnings
    The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the three months and nine months ended September 30, 2005 and 2004:

	Third quarter				First nine months

	2005		2004		2005		2004

Combined ratios
Insurance – Canada (Northbridge)	94.1	%(1)	89.4	%(2)	91.3	%(1)	90.9	%(2)
– U.S.	117.6	%(1)	134.9	%(2)	102.5	%(1)	110.3	%(2)
– Asia (Fairfax Asia)	92.5%		92.8%		91.0%		91.2%
Reinsurance (OdysseyRe)	145.0	%(1)	107.7	%(2)	113.9	%(1)	99.2	%(2)

Consolidated	126.9	%(1)	109.3	%(2)	105.9	%(1)	100.0	%(2)

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	14.5		25.0		62.4		61.7
– U.S.	(40.8)		(80.4)		(19.3)		(78.8)
– Asia (Fairfax Asia)	1.4		1.0		4.7		3.7
Reinsurance (OdysseyRe)	(267.0)		(44.6)		(240.5)		13.7

Underwriting profit (loss)	(291.9)		(99.0)		(192.7)		0.3
Interest and dividends	73.8		82.2		256.6		231.3

Operating income (loss)	(218.1)		(16.8)		63.9		231.6
Realized gains	172.6		47.2		319.7		154.6	(3)
Runoff and other	(180.5)		(92.3)		(332.4)		(96.3	)(4)
Claims adjusting (Fairfax portion)	(1.6)		0.6		0.5		(16.6)
Interest expense	(47.9)		(34.8)		(137.8)		(116.0)
Corporate overhead and other	(1.3)		(21.1)		(22.0)		(61.0)

Pre-tax income (loss)	(276.8)		(117.2)		(108.1)		96.3
Taxes	52.6		19.1		(17.8)		(68.5)
Non-controlling interests	4.2		(11.3)		(53.9)		(52.7)

Net earnings (loss)	(220.0)		(109.4)		(179.8)		(24.9)

(1)	74.2% and 84.5% for Northbridge, 92.9% and 95.0% for U.S. Insurance, 98.6% and 98.0% for Reinsurance, and 91.7% and 94.2% Consolidated for the three and nine months ended September 30, 2005 respectively, prior to giving effect to the 2005 third quarter hurricane losses.

(2)	79.8% and 87.5% for Northbridge, 93.1% and 97.7% for U.S. Insurance, 92.8% and 94.1% for Reinsurance, and 90.0% and 93.5% Consolidated for the three and nine months ended September 30, 2004 respectively, prior to giving effect to the 2004 third quarter hurricane losses.

(3)	$205.9 for the first nine months of 2004, before elimination adjustments as described in note (4) below.

(4)	$(147.6) for the first nine months of 2004, excluding the effect of sales by the runoff companies to other Fairfax group companies of the following securities (these sales are eliminated on consolidation): a $61.6 realized gain on the sale of Northbridge shares in the second quarter to facilitate the secondary offering of Northbridge shares by the company, and a $10.3 realized loss on a sale of bonds in the first quarter.
    The above sources of net earnings (with Lindsey Morden equity accounted) shown by business segment were as set out below for the three months and nine months ended September 30, 2005 and 2004. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net realized gains eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended September 30, 2005

		U.S.	Fairfax			Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated

Gross premiums written	362.3	326.8	17.2	736.7	1,443.0	113.6	(112.6)	–	1,444.0

Net premiums written	227.5	232.8	11.2	634.3	1,105.8	102.4	–	–	1,208.2

Net premiums earned	242.4	232.3	18.0	593.1	1,085.8	114.3	–	–	1,200.1

Underwriting profit (loss)	14.5	(40.8)	1.4	(267.0)	(291.9)	–	–	–	(291.9)
Interest and dividends	13.9	21.4	2.5	36.0	73.8	–	–	–	73.8

Operating income (loss) before:	28.4	(19.4)	3.9	(231.0)	(218.1)	–	–	–	(218.1)
Realized gains (losses)	25.4	26.1	(0.1)	93.4	144.8	(17.9)	(0.8)	28.6	154.7
Runoff and other operating income (loss)	–	–	–	–	–	(162.6)	–	–	(162.6)
Claims adjusting	–	–	–	–	–	–	–	(1.6)	(1.6)
Interest expense	–	(8.3)	–	(8.1)	(16.4)	–	–	(31.5)	(47.9)
Corporate overhead and other	(2.1)	(0.3)	(0.3)	(5.1)	(7.8)	–	–	6.5	(1.3)

Pre-tax income (loss)	51.7	(1.9)	3.5	(150.8)	(97.5)	(180.5)	(0.8)	2.0	(276.8)
Taxes									52.6
Non-controlling interests									4.2

Net earnings (loss)									(220.0)

Quarter ended September 30, 2004

		U.S.	Fairfax			Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated

Gross premiums written	343.8	348.8	15.3	754.2	1,462.1	75.0	(93.9)	–	1,443.2

Net premiums written	223.7	248.9	3.7	671.2	1,147.5	60.5	–	–	1,208.0

Net premiums earned	236.5	230.2	13.8	580.3	1,060.8	84.4	–	–	1,145.2

Underwriting profit (loss)	25.0	(80.4)	1.0	(44.6)	(99.0)	–	–	–	(99.0)
Interest and dividends	13.3	20.4	1.6	46.9	82.2	–	–	–	82.2

Operating income (loss) before:	38.3	(60.0)	2.6	2.3	(16.8)	–	–	–	(16.8)
Realized gains (losses)	9.8	1.3	(0.1)	20.2	31.2	47.2	4.5	11.5	94.4
Runoff and other operating income (loss)	–	–	–	–	–	(139.5)	–	–	(139.5)
Claims adjusting	–	–	–	–	–	–	–	0.6	0.6
Interest expense	–	(8.2)	–	(6.4)	(14.6)	–	–	(20.2)	(34.8)
Corporate overhead and other	(3.3)	(1.5)	0.6	(3.6)	(7.8)	–	–	(13.3)	(21.1)

Pre-tax income (loss)	44.8	(68.4)	3.1	12.5	(8.0)	(92.3)	4.5	(21.4)	(117.2)
Taxes									19.1
Non-controlling interests									(11.3)

Net earnings (loss)									(109.4)

Nine months ended September 30, 2005

		U.S.	Fairfax			Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated

Gross premiums written	1,125.4	978.6	56.7	2,020.2	4,180.9	266.2	(294.4)	–	4,152.7

Net premiums written	707.8	765.0	35.4	1,787.6	3,295.8	237.6	–	–	3,533.4

Net premiums earned	713.7	783.3	52.4	1,735.1	3,284.5	247.9	–	–	3,532.4

Underwriting profit (loss)	62.4	(19.3)	4.7	(240.5)	(192.7)	–	–	–	(192.7)
Interest and dividends	47.0	83.7	5.1	120.8	256.6	–	–	–	256.6

Operating income (loss) before:	109.4	64.4	9.8	(119.7)	63.9	–	–	–	63.9
Realized gains	93.9	119.8	1.0	135.0	349.7	63.9	(36.1)	6.1	383.6
Runoff and other operating income (loss)	–	–	–	–	–	(396.3)	–	–	(396.3)
Claims adjusting	–	–	–	–	–	–	–	0.5	0.5
Interest expense	–	(24.7)	–	(22.0)	(46.7)	–	–	(91.1)	(137.8)
Corporate overhead and other	(5.7)	(3.5)	(1.6)	(19.0)	(29.8)	–	–	7.8	(22.0)

Pre-tax income (loss)	197.6	156.0	9.2	(25.7)	337.1	(332.4)	(36.1)	(76.7)	(108.1)
Taxes									(17.8)
Non-controlling interests									(53.9)

Net earnings (loss)									(179.8)

Nine months ended September 30, 2004

		U.S.	Fairfax			Runoff &			Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Sub-total	Other		Intercompany	Other	Consolidated

Gross premiums written	1,084.6	995.3	63.6	1,995.7	4,139.2	350.8		(306.8)	–	4,183.2

Net premiums written	685.8	774.9	44.8	1,774.5	3,280.0	297.2		–	–	3,577.2

Net premiums earned	675.9	765.3	41.9	1,706.7	3,189.8	363.0		–	–	3,552.8

Underwriting profit (loss)	61.7	(78.8)	3.7	13.7	0.3	–		–	–	0.3
Interest and dividends	43.9	66.6	2.6	118.2	231.3	–		–	–	231.3

Operating income (loss) before:	105.6	(12.2)	6.3	131.9	231.6	–		–	–	231.6
Realized gains (losses)	31.2	47.2	(0.1)	63.7	142.0	117.0		(40.9)	53.5	271.6
Runoff and other operating income (loss)	–	–	–	–	–	(213.3)		–	–	(213.3)
Claims adjusting	–	–	–	–	–	–		–	(16.6)	(16.6)
Interest expense	–	(24.9)	–	(19.2)	(44.1)	–		–	(71.9)	(116.0)
Corporate overhead and other	(6.6)	(7.1)	(1.9)	(8.1)	(23.7)	–		–	(37.3)	(61.0)

Pre-tax income (loss)	130.2	3.0	4.3	168.3	305.8	(96.3	)(1)	(40.9)	(72.3)	96.3
Taxes										(68.5)
Non-controlling interests										(52.7)

Net earnings (loss)										(24.9)

(1)	The Runoff and Other pre-tax income (loss) is $(147.6) excluding the effect of the sales by the runoff companies to other Fairfax group companies of the following securities: a $61.6 realized gain on the sale of Northbridge shares in the second quarter to facilitate the secondary offering of Northbridge shares by the company, and a $10.3 realized loss on a sale of bonds in the first quarter. The net $51.3 realized gain from these sales of securities is included in the Intercompany $(40.9) eliminated on consolidation.

      Underwriting and Operating Income
    Set out and discussed below are the underwriting and operating results of Fairfax’s ongoing insurance and reinsurance operations on a summarized company-by-company basis for the three months and nine months ended September 30, 2005 and 2004.
                Canadian Insurance – Northbridge

	Third quarter		First nine months

	2005	2004	2005	2004

Underwriting profit	14.5	25.0	62.4	61.7

Combined ratio	94.1%	89.4%	91.3%	90.9%

Gross premiums written	362.3	343.8	1,125.4	1,084.6

Net premiums written	227.5	223.7	707.8	685.8

Net premiums earned	242.4	236.5	713.7	675.9

Underwriting profit	14.5	25.0	62.4	61.7
Interest and dividends	13.9	13.3	47.0	43.9

Operating income	28.4	38.3	109.4	105.6
Realized gains	25.4	9.8	93.9	31.2

Pre-tax income before interest and other	53.8	48.1	203.3	136.8

    Northbridge reported strong underwriting results in the third quarter of 2005, notwithstanding losses from the 2005 third quarter hurricanes, with underwriting profit of $14.5 and a combined ratio of 94.1% compared to underwriting profit of $25.0 and a combined ratio of 89.4% in 2004. The 2005 third quarter results included $48.0 of hurricane losses compared to $22.9 of hurricane losses in 2004. Increased net realized gains during the third quarter of 2005 compared to the prior year produced third quarter income before taxes, interest and other of $53.8, an increase of 11.9%. Gross premiums written and net premiums written during the third quarter of 2005 declined in Canadian dollar terms compared to 2004 by 3.3% and 6.7% respectively, reflecting the impact of increased competition for renewals and new business volumes. Northbridge’s cash flow from operations for the third quarter and first nine months of 2005 was $204.9 and $357.1 respectively as compared to $166.9 and $229.2 for the third quarter and first nine months of 2004, respectively. For more information on Northbridge results, please see its third quarter report which will be posted on its website at www.northbridgefinancial.com.
                U.S. Insurance
Quarter ended September 30, 2005

	Crum &
	Forster(1)	Fairmont	Total

Underwriting profit (loss)	(41.8)	1.0	(40.8)

Combined ratio	121.8%	97.5%	117.6%

Gross premiums written	273.3	53.5	326.8

Net premiums written	189.1	43.7	232.8

Net premiums earned	191.9	40.4	232.3

Underwriting profit (loss)	(41.8)	1.0	(40.8)
Interest and dividends	21.5	(0.1)	21.4

Operating income (loss)	(20.3)	0.9	(19.4)
Realized gains	24.5	1.6	26.1

Pre-tax income before interest and other	4.2	2.5	6.7

Quarter ended September 30, 2004

	Crum &
	Forster(1)	Fairmont	Total

Underwriting profit (loss)	(80.1)	(0.3)	(80.4)

Combined ratio	142.2%	100.7%	134.9%

Gross premiums written	299.4	49.4	348.8

Net premiums written	209.1	39.8	248.9

Net premiums earned	190.0	40.2	230.2

Underwriting profit (loss)	(80.1)	(0.3)	(80.4)
Interest and dividends	18.0	2.4	20.4

Operating income (loss)	(62.1)	2.1	(60.0)
Realized gains	1.3	–	1.3

Pre-tax income (loss) before interest and other	(60.8)	2.1	(58.7)

Nine months ended September 30, 2005

	Crum &
	Forster(1)	Fairmont	Total

Underwriting profit (loss)	(22.2)	2.9	(19.3)

Combined ratio	103.3%	97.5%	102.5%

Gross premiums written	825.8	152.8	978.6

Net premiums written	646.1	118.9	765.0

Net premiums earned	665.4	117.9	783.3

Underwriting profit (loss)	(22.2)	2.9	(19.3)
Interest and dividends	79.0	4.7	83.7

Operating income	56.8	7.6	64.4
Realized gains	109.1	10.7	119.8

Pre-tax income before interest and other	165.9	18.3	184.2

Nine months ended September 30, 2004

	Crum &
	Forster(1)	Fairmont	Total

Underwriting profit (loss)	(79.1)	0.3	(78.8)

Combined ratio	112.3%	99.8%	110.3%

Gross premiums written	843.4	151.9	995.3

Net premiums written	652.6	122.3	774.9

Net premiums earned	643.3	122.0	765.3

Underwriting profit (loss)	(79.1)	0.3	(78.8)
Interest and dividends	60.2	6.4	66.6

Operating income (loss)	(18.9)	6.7	(12.2)
Realized gains	42.2	5.0	47.2

Pre-tax income before interest and other	23.3	11.7	35.0

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.
    Crum & Forster’s combined ratio of 121.8% for the third quarter of 2005 (92.1% prior to giving effect to $60.0 of losses from Hurricanes Katrina and Rita), as compared to 142.2% in 2004 (92.1% prior to giving effect to $96.0 of losses from the 2004 third quarter hurricanes), continues to reflect the impact of management’s strict underwriting discipline and expense focus. Crum & Forster’s net premiums written during the third quarter of

2005 decreased by 9.6% compared to 2004. Premium rates continued to be under extreme pressure during the 2005 third quarter due to intensified competitive conditions in the United States. Crum & Forster’s cash flow from operations for the third quarter and first nine months of 2005 was $22.7 and $73.8 respectively as compared to $66.9 and $102.3 for the third quarter and first nine months of 2004, respectively. For more information on Crum & Forster’s results, please see its third quarter report on Form 10Q which will be posted on its website at www.cfins.com.
    Fairmont’s combined ratio of 97.5% in the first nine months of 2005 (compared to 99.8% in 2004) and 2.8% decrease in net premiums written for that same period compared to 2004 reflect its continuing disciplined focus on underwriting profitability combined with moderate price increases obtained in 2005.
                Fairfax Asia

	Third quarter		First nine months

	2005	2004	2005	2004

Underwriting profit	1.4	1.0	4.7	3.7

Combined ratio	92.5%	92.8%	91.0%	91.2%

Gross premiums written	17.2	15.3	56.7	63.6

Net premiums written	11.2	3.7	35.4	44.8

Net premiums earned	18.0	13.8	52.4	41.9

Underwriting profit	1.4	1.0	4.7	3.7
Interest and dividends	2.5	1.6	5.1	2.6

Operating income	3.9	2.6	9.8	6.3
Realized gains	(0.1)	(0.1)	1.0	(0.1)

Pre-tax income before interest and other	3.8	2.5	10.8	6.2

    Fairfax Asia’s combined ratio of 92.5% in the third quarter of 2005 (92.8% in 2004) reflects the continued strong underwriting results from both First Capital and Falcon of $1.0 and $0.4 respectively. First Capital’s underwriting profit in the third quarter of 2005 reflects an increase in earned premiums to $5.2. First Capital’s combined ratio of 82.0% in the quarter is consistent with prior periods. Falcon’s underwriting profit in the quarter was driven mainly by an increase in earned premiums to $12.8.
                Reinsurance – OdysseyRe

	Third quarter(1)		First nine months(1)

	2005	2004	2005	2004

Underwriting profit (loss)	(267.0)	(44.6)	(240.5)	13.7

Combined ratio	145.0%	107.7%	113.9%	99.2%

Gross premiums written	736.7	754.2	2,020.2	1,995.7

Net premiums written	634.3	671.2	1,787.6	1,774.5

Net premiums earned	593.1	580.3	1,735.1	1,706.7

Underwriting profit (loss)	(267.0)	(44.6)	(240.5)	13.7
Interest and dividends	36.0	46.9	120.8	118.2

Operating income (loss)	(231.0)	2.3	(119.7)	131.9
Realized gains	93.4	20.2	135.0	63.7

Pre-tax income (loss) before interest and other	(137.6)	22.5	15.3	195.6

(1)	These results differ from those published by Odyssey Re Holdings Corp., primarily due to differences between Canadian and US GAAP and the exclusion from the 2004 results of First Capital (whose results are included in Fairfax Asia’s 2004 results).
    OdysseyRe’s gross premiums written decreased 2.3% in the third quarter of 2005 over the third quarter of 2004. This primarily reflects a decline of 12.2% in its worldwide reinsurance business (excluding reinstatement premiums) during the third quarter which was largely offset by the continued expansion of its specialty

U.S. insurance business. This compares to an increase in total gross premiums written of 1.2% for the nine months ended September 30, 2005 over the same period in 2004. While there have been continued competitive pressures in the reinsurance market, the significant losses across the industry stemming from Hurricanes Katrina and Rita are expected to result in improved trading conditions across the reinsurance market. OdysseyRe, through its opportunistic underwriting approach, expects to benefit from these improved trading conditions.
    During the third quarter of 2005, OdysseyRe’s combined ratio was 145.0%, reflecting total net catastrophe losses (before tax), net of reinstatement premiums, of $317.4, which represented 53.5 points of its combined ratio. The third quarter of 2005 includes net losses before tax, after applicable reinstatement premiums, of $225.0 from Hurricane Katrina and $50.0 from Hurricane Rita. The third quarter of 2005 also includes $33.3 in adverse development relating to casualty business, primarily for years 2001 and prior, which represented 5.6 points of OdysseyRe’s combined ratio. This compares to a combined ratio of 107.7% during the third quarter of 2004, which reflects net losses of $86.3 from the 2004 third quarter hurricanes. Notwithstanding higher income on cash and bonds as average invested assets continued to expand during the third quarter of 2005, investment income decreased during the quarter, primarily as a result of OdysseyRe’s share of Advent’s hurricane-affected third quarter results. For more information on OdysseyRe’s results, please see its third quarter report which will be posted on its website at www.odysseyre.com.
   Interest and Dividends and Realized Gains
    Interest and dividend income in the third quarter of 2005 decreased to $73.8 from $82.2 in 2004, notwithstanding increased investment portfolios (reflecting positive cash flow from ongoing operations) and an increase in yield, primarily as a result of the company’s share of Advent’s hurricane-affected third quarter results.
    Net realized gains on investments were $172.6 for the third quarter of 2005, after provisions of $10.5 for other than temporary declines in the market value of investments. Consolidated net realized gains of $154.7 include realized losses in the runoff segment and realized gains at Lindsey Morden. Net realized gains were reduced by $92.5 of non-trading losses resulting from mark-to-market valuation adjustments, as referred to in note 3 to the consolidated financial statements.
   Runoff and Other
Quarter ended September 30, 2005

	U.S.	Europe	Group Re	Total

Gross premiums written	7.8	–	105.8	113.6

Net premiums written	6.1	–	96.3	102.4

Net premiums earned	6.3	7.9	100.1	114.3
Losses on claims	(48.9)	(46.9)	(149.8)	(245.6)
Operating expenses	(4.3)	(13.2)	(25.5)	(43.0)
Interest and dividends	13.3	(3.6)	2.0	11.7

Operating income (loss)	(33.6)	(55.8)	(73.2)	(162.6)
Realized gains (losses)	(21.1)	3.9	(0.7)	(17.9)

Pre-tax income (loss) before interest and other	(54.7)	(51.9)	(73.9)	(180.5)

Quarter ended September 30, 2004

	U.S.	Europe	Group Re	Total

Gross premiums written	2.8	1.5	70.7	75.0

Net premiums written	(6.8)	1.5	65.8	60.5

Net premiums earned	2.6	9.6	72.2	84.4
Losses on claims (excluding the reinsurance commutation)	(8.5)	(37.0)	(55.1)	(100.6)
Operating expenses	(25.3)	(15.9)	(18.8)	(60.0)
Interest and dividends	5.6	(0.8)	6.3	11.1

Operating income (loss)	(25.6)	(44.1)	4.6	(65.1)
Realized gains (losses)	42.6	6.0	(1.4)	47.2

	17.0	(38.1)	3.2	(17.9)
Loss on reinsurance commutation	(31.9)	(42.5)	–	(74.4)

Pre-tax income (loss) before interest and other	(14.9)	(80.6)	3.2	(92.3)

Nine months ended September 30, 2005

	U.S.	Europe	Group Re	Total

Gross premiums written	11.4	8.4	246.4	266.2

Net premiums written	(7.9)	8.5	237.0	237.6

Net premiums earned	(14.7)	28.4	234.2	247.9
Losses on claims (excluding the reinsurance commutation)	(86.6)	(125.3)	(242.6)	(454.5)
Operating expenses	(9.9)	(48.0)	(61.1)	(119.0)
Interest and dividends	34.5	(11.4)	9.3	32.4

Operating income (loss)	(76.7)	(156.3)	(60.2)	(293.2)
Realized gains	13.2	40.8	9.9	63.9

	(63.5)	(115.5)	(50.3)	(229.3)
Loss on reinsurance commutation	(103.1)	–	–	(103.1)

Pre-tax income (loss) before interest and other	(166.6)	(115.5)	(50.3)	(332.4)

Nine months ended September 30, 2004

	U.S.	Europe		Group Re	Total

Gross premiums written	46.4	6.7		297.7	350.8

Net premiums written	5.3	4.2		287.7	297.2

Net premiums earned	52.8	23.6		286.6	363.0
Losses on claims (excluding the reinsurance commutation)	(71.2)	(76.8)		(220.9)	(368.9)
Operating expenses	(48.6)	(41.3)		(58.3)	(148.2)
Interest and dividends	11.8	(11.7)		15.1	15.2

Operating income (loss)	(55.2)	(106.2)		22.5	(138.9)
Realized gains (except as noted below)	50.1	9.4		6.2	65.7

	(5.1)	(96.8)		28.7	(73.2)
Loss on reinsurance commutation	(31.9)	(42.5)		–	(74.4)
Realized gains (losses) on intra-group sales	61.6 (1)	(10.3	)(2)	–	51.3

Pre-tax income (loss) before interest and other	24.6	(149.6)		28.7	(96.3)

(1)	Realized gain on the sale in the second quarter of Northbridge shares from the U.S. runoff companies to other Fairfax group companies to facilitate the secondary offering of Northbridge shares by the company (this gain is eliminated on consolidation).

(2)	Realized loss on a sale in the first quarter of bonds from the European runoff companies to other Fairfax group companies (this loss is eliminated on consolidation).

    The runoff and other pre-tax loss of $332.4 for the nine months ended September 30, 2005 includes the following charges totaling $298.6:

•	$83.0 (net of reinstatement premiums of $10.2) of Group Re third quarter losses from Hurricanes Katrina and Rita;

•	$25.0 of third quarter adverse development on certain U.S. runoff discontinued program business;

•	$21.4 of third quarter mark-to-market valuation adjustments on U.S. runoff’s derivatives investments;

•	$30.0 of third quarter changes in European runoff’s unsettled World Trade Center exposures due to evolving coverage and compensation rulings;

•	$103.1 for the previously described second quarter reinsurance commutation;

•	$36.1 for the previously described first quarter reinsurance dispute resolutions.
The remaining amount of pre-tax loss results from the continuing effect of operating and internal claims handling costs in excess of net investment income, partially offset by realized gains on securities sold. Prior to giving effect to the above items, the runoff and other pre-tax loss for the 2005 third quarter was $21.1, and for the first nine months of 2005 was $33.8, significantly lower than the company’s expectation of a runoff and other pre-tax loss averaging approximately $25 in each quarter of 2005.
    Group Re’s combined ratio for the third quarter and first nine months of 2005 was 175.1% and 129.7% compared to 102.4% and 97.4% for those periods in 2004 respectively, but prior to giving effect to the 2005 third quarter hurricane losses, Group Re would have reported combined ratios of 91.3% and 94.0% for the third quarter and first nine months of 2005, respectively, compared to 85.0% and 93.1% for those periods in 2004 respectively, prior to giving effect to the 2004 third quarter hurricane losses.
    Reinsurance recoverables from runoff operations decreased significantly at September 30, 2005 to $4,134.9 from $5,036.1 at December 31, 2004, primarily due to the reinsurance commutation and the reinsurance dispute resolutions referred to above. Had this commutation and these dispute resolutions occurred at December 31, 2004, the runoff operations’ aggregate provision for uncollectible reinsurance for unaffiliated reinsurers rated B++ or lower or which are unrated (excluding pools and associations) would have increased from 39.6% to 46.8%.
   Other Elements of Net Earnings
    Interest expense increased to $47.9 for the three months ended September 30, 2005 compared to $34.8 in 2004, reflecting interest expense on the additional debt issued by Fairfax during 2004 and the OdysseyRe debt issued in the second quarter of 2005. Prior year interest expense was reduced as a result of favourable swap income and the release of deferred swap gains on the buyback of debt discussed in note 5 to the consolidated financial statements. The proceeds of the additional Fairfax debt are available to pay off the company’s debt maturing up to 2008 which was not tendered under the company’s debt exchange offers in 2004 (the interest earned on these proceeds is reflected in Fairfax corporate overhead). The interest expense is comprised of the following:

	Third quarter		First nine months

	2005	2004	2005	2004

Fairfax	31.5	20.2	91.1	71.9
Crum & Forster	8.3	8.2	24.7	24.9
OdysseyRe	8.1	6.4	22.0	19.2

	47.9	34.8	137.8	116.0

    Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and interest income on Fairfax’s cash balances, and is comprised of the following:

	Third quarter		First nine months

	2005	2004	2005	2004

Fairfax corporate overhead	6.7	13.0	20.8	42.7
Investment management and administration fees	(14.4)	(5.2)	(33.4)	(22.4)
Corporate overhead of subsidiary holding companies	7.8	7.8	29.8	23.7
Internet and technology expenses	1.2	4.0	4.8	8.6
Other	–	1.5	–	8.4

	1.3	21.1	22.0	61.0

Corporate overhead of Fairfax in the third quarter of 2005 decreased from the prior year due to increased interest income. Investment management and administration fees in that quarter increased due to improved performance management fees. Internet and technology expenses decreased in the third quarter of 2005 as over one-third of the revenues of MFX, the company’s technology subsidiary, were derived from a significant number of third party clients.
    The company recorded an income tax expense of $22.8 on its consolidated statement of earnings for the first nine months of 2005, principally due to runoff losses incurred in jurisdictions with lower income tax rates and to certain expenses which are not deductible for tax.
    The company’s non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	Third quarter		First nine months

	2005	2004	2005	2004

Northbridge	14.6	11.9	56.0	30.4
OdysseyRe	(18.8)	(0.6)	(2.2)	22.3
Lindsey Morden	(0.5)	0.2	0.2	(5.5)

	(4.7)	11.5	54.0	47.2

Investments
    At September 30, 2005 the investment portfolio had a pre-tax unrealized gain of $380.4 (consisting of unrealized losses on bonds of $141.8 offset by unrealized gains on equities and other of $522.2), a decrease of $47.9 from net unrealized gains of $428.3 at December 31, 2004.
    Because of the company’s continuing concern over the possibility of a decline in equity markets, during 2004 it implemented an economic hedge which is intended to protect its equity investments in the event of such a decline but which would result in a limited loss were equity markets to appreciate. Details are set out in note 3 to the consolidated financial statements.

Capital Structure and Liquidity
    The company’s capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	As Adjusted
	September 30,	September 30,	December 31,
	2005(1)	2005	2004(2)

Cash, short term investments and marketable securities	672.2	449.8	566.8
Long term debt-holding company	1,371.4	1,371.4	1,420.9
Long term debt-subsidiaries	768.7	768.7	674.9
TRG purchase consideration payable	192.9	192.9	195.2
Net debt	1,660.8	1,883.2	1,724.2
Common shareholders’ equity	3,131.6	2,831.8	3,034.1
Preferred shares and trust preferred securities of subsidiaries	189.0	189.0	189.0
OdysseyRe non-controlling interest	392.5	285.0	281.0
Total equity	3,713.1	3,305.8	3,504.1
Net debt/equity	45%	57%	49%
Net debt/total capital	31%	36%	33%
Interest coverage	0.2x	0.2x	1.9x

(1)	The “As Adjusted” column reflects the company’s capitalization after giving effect to the following adjustments as though they occurred on September 30, 2005:

•	the company’s issue of 1,843,318 subordinate voting shares for net proceeds, after issue costs, of $299.8, which closed on October 5, 2005;

•	OdysseyRe’s issue of 4.1 million shares of common stock (of which 3.1 million were purchased by the company) for net proceeds, after issue costs, of $102.1, which closed on October 12, 2005; and

•	OdysseyRe’s issue of 4.0 million preferred shares (of which 600,000 were purchased by a subsidiary of the company) for net proceeds, after issue costs, of $97.5, which closed on October 21, 2005.

(2)	Retroactively restated pursuant to the change in accounting policy described in note 1 to the consolidated financial statements.
    At September 30, 2005, Fairfax had $449.8 of cash, short term investments and marketable securities at the holding company level. Net debt increased to $1,883.2 at September 30, 2005 from $1,724.2 at December 31, 2004, and the net debt to equity and net debt to total capital ratios increased, due to the net loss for the nine months and the $125.0 of additional long term debt issued by OdysseyRe during the second quarter, offset somewhat by the repayment of the TIG senior notes upon maturity, and other opportunistic debt repurchases made, during 2005.
    The company believes that its cash position alone, augmented after September 30, 2005 by the $299.8 net proceeds received on the October 5, 2005 closing of its issue of additional subordinate voting share and reduced after that date by its above-mentioned purchase of additional OdysseyRe common shares for $77.4, provides adequate liquidity to meet all of the company’s obligations in 2005 and 2006. Besides this cash, the holding company expects to continue to receive management fees, interest on its holdings of cash, short term investments and marketable securities, tax sharing payments and dividends from its insurance and reinsurance subsidiaries, with a reduction in the tax sharing payments as a result of the 2005 third quarter hurricanes. For the remainder of 2005 and in 2006, the holding company’s obligations (other than interest and overhead expenses) consist of the continuing obligation to fund negative cash flow at its European runoff operations (anticipated to be between $50 and $65 for the remainder of 2005 and between $150 and $200 in 2006, prior to any management actions which would improve that cash flow) and to provide funding as necessary to Group Re in connection with Group Re’s 2005 third quarter hurricane losses.
    Common shareholders’ equity at September 30, 2005 was $2.8 billion or $172.29 per basic share (excluding the $59.4 of capital arising from the company’s issue of convertible debentures in the 2003 third quarter). No shares were repurchased by the company during the quarter. At September 30, 2005 there were

16,091,529 shares effectively outstanding. Had the company’s equity offering which closed on October 5, 2005 closed on September 30, 2005, the company’s common shareholders’ equity at September 30, 2005 would have been $3.1 billion or $171.29 per basic share, with 17,934,847 shares effectively outstanding.
Comparative Quarterly Data (unaudited)

	Quarter ended

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2005	2005	2005	2004	2004	2004	2004	2003

Revenue	1,542.1	1,500.8	1,474.3	1,454.3	1,418.4	1,435.1	1,484.8	1,575.4
Net earnings (loss)	(220.0)	5.0	35.2	5.1	(109.4)	45.5	39.0	6.2
Net earnings (loss) per share	$(13.83)	$0.17	$2.03	$0.16	$(8.08)	$3.13	$2.63	$0.51
Net earnings (loss) per diluted share	$(13.83)	$0.17	$2.01	$0.16	$(8.08)	$3.05	$2.59	$0.51
    Prior to giving effect to the hurricanes in the third quarters of 2005 and 2004, operating results at the company’s ongoing insurance and reinsurance companies have been improving as a result of company efforts and the favourable insurance environment through the first half of 2004, but have also reflected the more difficult insurance environment subsequent to the first half of 2004. Apart from reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by commutations or settlements by the runoff group, the occurrence of which is not predictable, and have been (and are expected to continue to be) significantly impacted by realized gains (or losses), the timing of which is not predictable.